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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           ARS Networks, Incorporated
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   00204H 10 6
                                   -----------
                                 (CUSIP Number)

                                Sydney A. Harland
                               ARS Networks, Inc.
                                100 Walnut Street
                            Champlain, New York 12919
                                 (905) 842-9367
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - 20th Floor
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3306

                                  May 11, 1998
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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                                                                          Page 2

                                  SCHEDULE 13D

-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSONS
               Sydney A. Harland

-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) [X ]

                                                                   (b) [  ]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY


-------------- -----------------------------------------------------------------
4              SOURCE OF FUNDS

               PF

-------------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------- -----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               CANADA

-------------- ------------- ---------------------------------------------------
NUMBER OF      7             SOLE VOTING POWER
SHARES
BENEFICIALLY                  7,509,868
OWNED BY
EACH REPORTING ------------- ---------------------------------------------------
PERSON         8             SHARED VOTING POWER
WITH

                             62,500 (HELD BY AMERI-CAN EQUIPMENT SALES AND
                             LEASING, INC., WHICH IS CONTROLLED BY SYDNEY A.
                             HARLAND)
               ------------- ---------------------------------------------------
               9             SOLE DISPOSITIVE POWER

                             7,509,868
               ------------- ---------------------------------------------------
               10            SHARED DISPOSITIVE POWER

                             62,500 (SEE #8 ABOVE).
-------------- -----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               7,572,368
-------------- -----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES             (  )

-------------- -----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               47.1%
-------------- -----------------------------------------------------------------
14             TYPE OF REPORTING PERSON

               IN
-------------- -----------------------------------------------------------------

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-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSONS
               AMERI-CAN EQUIPMENT SALES AND LEASING, INC.

-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ X ]
                                                                     (b) [   ]
-------------- -----------------------------------------------------------------
3              SEC USE ONLY


-------------- -----------------------------------------------------------------
4              SOURCE OF FUNDS

               WC

-------------- -----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e) (  )

-------------- -----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               CANADA

-------------- -----------------------------------------------------------------
NUMBER OF      7       SOLE VOTING POWER
SHARES
BENEFICIALLY           62,500
OWNED BY
EACH REPORTING
PERSON
WITH
-------------- ------- ---------------------------------------------------------
               8       SHARED VOTING POWER

                       -0-
-------------- ------- ---------------------------------------------------------
               9       SOLE DISPOSITIVE POWER
                       62,500
-------------- ------- ---------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                       -0-
-------------- ------- ---------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               62,500
-------------- -----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES             (  )

-------------- -----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.4%
-------------- -----------------------------------------------------------------
14             TYPE OF REPORTING PERSON

               CO
----------------------- --------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to shares of common stock, par value $0.0001 per share (the "Shares"), of ARS Networks, Inc., a New Hampshire corporation (the "Issuer"). The principal executive office of the Issuer is located at 100 Walnut Street, Champlain, New York 12919.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a)-(c), (f). This statement is being filed by Sydney A. Harland ("Harland") and Ameri-can Equipment Sales and Leasing, Inc. ("Ameri-can") (collectively, the "Reporting Persons").

         Harland, whose business address is 100 Walnut Street, Champlain, New York, 12919, is the President and Chief Executive Officer of ARS Networks, Inc. Harland is a citizen of Canada.

         Ameri-can Equipment Sales and Leasing, Inc. is a Canadian corporation. Its principal business address is 5050 DeSorel, Montreal, Quebec, H4P-1G5. It is primarily a product development and sales company.

         (d) and (e). During the last five years,  no Reporting  Person has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         As of the close of business on April 30, 2001, Harland held 5,155,439 Shares, and held options to acquire 2,354,429 Shares. On May 11, 1998, the Issuer issued 4,520,239 Shares to Harland in connection with a license agreement. On January 28, 2000, the Issuer issued 177,200 Shares to Harland in lieu of management compensation. On January 31, 2001, the Issuer issued 458,000 Shares to Harland in lieu of management compensation. On February 19, 1999, the Issuer issued to Harland options to acquire 1,130,069 Shares at an exercise price of $1.01 per share, which options were immediately exercisable. On August 24, 2000, the Issuer issued to Harland options to acquire 1,224,360 shares at an exercise price of $0.6875 per share, which options were immediately exercisable.

         As of the close of business on April 30, 2001, Ameri-can held 50,000 Shares, and held options to acquire 12,500 Shares. On May 11, 1998, the Issuer issued 50,000 Shares to Ameri-can in exchange for certain assets of Ameri-can. On August 24, 2000, the Issuer issued to Ameri-can options to acquire 12,500 Shares at an exercise price of $0.6875 per share, which options were immediately exercisable.

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ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         The Reporting Persons acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a)-(b) As of the close of business on April 30, 2001, the Reporting Persons beneficially owned the number of Shares set opposite his or its name, representing the percentage ownership set forth below:

                                                                 PERCENTAGE
REPORTING PERSON                  NO. OF SHARES                  OWNERSHIP
----------------                  -------------                  ---------

Sydney A. Harland                    7,572,368                     47.1%
Ameri-can Equipment                     62,500                      0.4%
Sales and Leasing, Inc.


         Harland has the sole power to vote and to dispose of 7,509,868 shares, the Shares which he directly owns. In addition, Harland, as the controlling shareholder of Ameri-can, has the shared power, with the other shareholders of Ameri-can, to direct the vote and/or to direct the disposition of the 62,500 Shares which Ameri-can directly owns. By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Harland may be deemed to be the beneficial owner of the Shares directly owned by Ameri-can.

         (c) The Reporting Persons effected no transactions, involving the Shares, within the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
         -----------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

         Harland, as controlling shareholder of Ameri-can, has the power to direct the vote and to direct the disposition of the Shares directly held by Ameri-can. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Exhibit 1       Joint Filing Agreement.



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15                , 2001         REPORTING PERSONS:
       -------------------------               -----------------

                                                /s/ Sydney A. Harland
                                                --------------------------------
                                                SYDNEY A. HARLAND


                                                AMERI-CAN SALES & LEASING, INC.


                                                By: /s/ Sydney A. Harland
                                                   -----------------------------
                                                Name: Sydney A. Harland
                                                     ---------------------------
                                                Its:
                                                     ---------------------------

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                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of ARS Networks, Inc., a New Hampshire corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 15, 2001.

                                       REPORTING PERSONS:
                                       -----------------

                                       /s/ Sydney A. Harland
                                       -----------------------------------------
                                       SYDNEY A. HARLAND


                                       AMERI-CAN EQUIPMENT SALES &
                                          LEASING, INC.



                                       By: /s/ Sydney A. Harland
                                          --------------------------------------
                                       Name: Sydney A. Harland
                                            ------------------------------------
                                       Its:
                                            ------------------------------------